Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discussion and analysis below are limited to the operations of JinkoSolar Holding Co., Ltd. (“we” or “us”).

Summary Consolidated Financial and Operating Data

The summary unaudited interim consolidated financial information for the nine months ended September 30, 2019 and 2020 and as of September 30, 2020 has been derived from our unaudited interim condensed consolidated financial statements as of and for the nine months ended September 30, 2020 included in this current report. Our unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. The summary consolidated balance sheet data as of December 31, 2019 has been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 24, 2020 (our “2019 annual report”). The summary consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” included in our 2019 annual report.

Summary Unaudited Consolidated Statements of Operations Information

	Nine months ended September 30,
	2019	2020
	RMB’000	RMB’000	US$’000
Revenues from third parties	20,063,090	25,648,308	3,777,587
Revenues from related parties	153,740	56,573	8,332
Total revenues	20,216,829	25,704,880	3,785,919
Cost of revenues	(16,514,869)	(21,040,132)	(3,098,877)
Gross profit	3,701,960	4,664,749	687,042
Total operating expenses	(2,567,137)	(2,951,378)	(434,691)
Income from operations	1,134,823	1,713,371	252,351
Interest expense, net	(307,756)	(344,073)	(50,676)
Subsidy income	48,651	82,279	12,118
Exchange gain/(loss), net	22,811	(113,084)	(16,655)
Other income/(loss), net	16,442	(1,469)	(216)
Change in fair value of foreign exchange forward contracts	(170,172)	12,057	1,776
Change in fair value of foreign exchange options	(331)	—	—
Change in fair value of interest rate swap	(94,440)	(78,878)	(11,617)
Change in fair value of convertible senior notes and call option	37,862	(298,167)	(43,915)
Convertible senior notes issuance costs	(18,646)	—	—
Income before income taxes	669,245	972,035	143,166
Income tax expenses	(56,986)	(201,499)	(29,678)
Equity in loss of affiliated companies	(80,635)	(72,612)	(10,695)
Net income	531,624	697,923	102,793

Summary Condensed Consolidated Balance Sheet Data

	As of December 31,	As of September 30,
	2019	2020
	RMB’000	RMB’000	US$’000
Total current assets	31,688,247	32,318,138	4,759,947
Total non‑current assets	16,156,471	17,694,753	2,606,155
Total current liabilities	31,277,229	31,079,541	4,577,522
Total non-current liabilities	4,126,462	6,623,983	975,607
Total current assets less current liabilities	411,018	1,238,600	182,426
Net assets	12,441,027	12,309,368	1,812,974
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	9,303,318	9,871,335	1,453,891

Summary Unaudited Statement of Cash Flows

	Nine months ended September 30,
	2019	2020
	RMB’000	RMB’000	US$’000
Net cash provided by/(used in) operating activities	123,534	(1,684,799)	(248,144)
Net cash used in investing activities	(5,093,843)	(2,162,960)	(318,570)
Net cash provided by financing activities	5,661,130	4,012,682	591,004
Effect of foreign exchange rate changes on cash and cash equivalents	25,696	(34,039)	(5,013)
Net increase in cash and cash equivalents	716,517	130,884	19,277
Cash and cash equivalents, beginning of period	3,482,028	6,273,958	924,054
Cash and cash equivalents, end of period	4,198,545	6,404,842	943,331

Operating Data

	Nine months ended
	September 30,
	2019	2020
Sales volume:
Silicon wafers (MW)	9,682.3	12,997.0
Solar cells (MW)	1,205.0	1,184.2
Solar modules (MW)	281.9	446.1

	As of September 30,
	2019	2020
Production capacity:
Silicon wafers (GW)	14.5	23.5
Solar cells (GW)	9.2	11.0
Solar modules (GW)	15.0	25.0

Results of Operations

Revenues

Total revenues in the nine months ended September 30, 2020 were RMB25.70 billion (US$3.79 billion), representing a 27.1% increase from RMB20.22 billion in the same period of 2019.

In March 2020, we sold to an independent third party two solar power plants in Mexico that were constructed with the intent to sell with a combined capacity of 155 MW, and recognized revenue and cost of sales of RMB1.20 billion (US$176.4 million) and RMB979.7 million (US$144.3 million), respectively. Excluding the impact from the sale of these two solar power plants in Mexico, our total revenues were RMB24.51 billion (US$3.61 billion), a 21.2% increase from RMB20.22 billion in the same period of 2019. This increase was mainly attributable to an increase in the shipment of solar modules, which was partially offset by a decline in the average selling price of solar modules.

Cost of Revenues

Our cost of revenues increased by 27.4% from RMB16.51 billion in the nine months ended September 30, 2019 to RMB21.04 billion (US$3.10 billion) in the same period of 2020. Excluding the impact from the sale of the two solar power plants in Mexico and the impact from the countervailing duty (“CVD”) and anti-dumping duty (“ADD”) reversal benefit of RMB 212.0 million (US$31.2million), our cost of revenue was RMB20.06 billion (US$2.95 billion), a 19.9% increase from RMB16.73 billion in the same period of 2019, primarily due to an increase in the shipment of solar modules.

Gross Profit and Gross Margin

Our gross profit in the nine months ended September 30, 2020 was RMB4.66 billion (US$687.0 million), representing a 26.0% increase from RMB3.70 billion in the same period of 2019.

Excluding the impact from the sale of two solar power plants in Mexico, and the impact from the CVD and ADD reversal benefit, our gross profit was RMB4.45 billion (US$654.90 billion), a 27.4% increase from RMB3.49 billion in the same period of 2019. The increase was mainly attributable to (i) an increase in the shipment of solar modules, (ii) an increase in self-produced production volume, which is increasingly shifting toward the production of integrated mono-based high-efficiency products, and (iii) the continued reduction of integrated production costs resulting from our industry-leading integrated cost structure, which was partially offset by a decline in the average selling price of solar modules.

Our gross margin was 18.1% in the nine months ended September 30, 2020, compared with 18.3% in the same period of 2019.

Excluding the impact from the sale of the two solar power plants in Mexico, and the impact from the CVD and ADD reversal benefit, our gross margin was 18.1% in the nine months ended September 30, 2020, compared with 17.3% in the same period of 2019. The increase was mainly attributable to (i) an increase in self-produced production volume, which is increasingly shifting toward the production of integrated mono-based high-efficiency products, and (ii) the continued reduction of integrated production costs resulting from our industry-leading integrated cost structure, which was partially offset by a decline in the average selling price of solar modules.

Operating Expenses

Our operating expenses increased by 15.0% from RMB2.57 billion in the nine months ended September 30, 2019 to RMB2.95 billion (US$434.7 million) in the same period of 2020, primarily due to (i) an increase in shipping costs from RMB1.05 billion in the nine months ended September 30, 2019 to RMB1.23 billion (US$181.5 million) in the same period of 2020 in line with an increase in shipment of solar modules, (ii) an increase in disposal loss on property, plant and equipment in relation to our automation upgrade from RMB51.0 million in the nine months ended September 30, 2019 to RMB198.1 million (US$29.2 million) in the same period of 2020, and (iii) a change from reversal of provision for allowance of doubtful accounts of RMB2.0 million in the nine months ended September 30, 2019 to provision for allowance of doubtful accounts of RMB43.6 million (US$6.4 million) in the same period of 2020 ,which was mainly attributable to an increase in aged accounts receivable as well as the consideration of future economic conditions. The increase in our operating expense was partially offset by an increase in reversal of our warranty cost from RMB91.3 million in the nine months ended September 30, 2019 to RMB167.8 million (US$24.7million) in the same period of 2020, which was mainly due to the compensation from a supplier for the historical additional warranty cost as related to a specific batch of raw material purchase from this supplier.

Income from Operations and Operating Margin

Our income from operations in the nine months ended September 30, 2020 was RMB1.71 billion (US$252.4 million), representing a 51.0% increase from RMB1.13 billion in the same period of 2019.

Our operating margin was 6.7% in the nine months ended September 30, 2020, compared with 5.6% in the same period of 2019.

Our total operating expenses accounted for 11.5% of our total revenues in the nine months ended September 30, 2020, compared to 12.7% in the same period of 2019.

Interest Expense, Net

Our net interest expense in the nine months ended September 30, 2020 was RMB344.1 million (US$50.7 million), an 11.8% increase from RMB307.8 million in the same period of 2019. The increase was mainly attributable to an increase in interest expense due to an increase of our interest-bearing debts.

Subsidy Income.

Our subsidy income increased from RMB48.7 million in the nine months ended September 30, 2019 to RMB82.3 million (US$12.1 million) in the same period of 2020, primarily due to subsidy income that a new subsidiary received from the local government in the nine months ended September 30, 2020.

Exchange Gain/(Loss), Net

We had a net exchange loss of RMB113.1 million (US$16.7 million) in the nine months ended September 30, 2020, compared to a net exchange gain of RMB22.8 million in the same period of 2019. The exchange loss in the nine months ended September 30, 2020 was primarily attributable to the depreciation of the U.S. dollar against the RMB in the nine months ended September 30, 2020. The exchange gain in the nine months ended September 30, 2019 was primarily attributable to the appreciation of the U.S. dollar against the RMB in the nine months ended September 30, 2019.

Other Income/(Loss), Net

We had a net other loss of RMB1.5 million (US$0.2 million) in the nine months ended September 30, 2020, compared with a net other income of RMB16.4 million in the same period of 2019. The change was primarily attributable to an increase in our charitable donations in view of the outbreak of COVID-19 in 2020.

Change in Fair Value of Foreign Exchange Forward Contracts

We recognized gain from the change in fair value of foreign exchange forward contracts of RMB12.1 million (US$1.8 million) in the nine months ended September 30, 2020, compared to a loss of RMB170.2 million in the same period of 2019. The gain in the nine months ended September 30, 2020 was mainly due to the depreciation of the U.S. dollar against the RMB in the nine months ended September 30, 2020. We entered into forward contracts with several banks to manage our risks associated with foreign-exchange rate fluctuations. The loss in the nine months ended September 30, 2019 was mainly due to the appreciation of the U.S. dollar against the RMB in the nine months ended September 30, 2019.

Change in Fair Value of Interest Rate Swap

We recorded a loss arising from a change in fair value of interest rate swap of RMB78.9 million (US$11.6 million) in the nine months ended September 30, 2020, compared with a loss of RMB94.4 million in the same period of 2019. The loss in the nine months ended September 30, 2020 was primarily attributable to a decrease in the U.S. dollar LIBOR interest rates. The loss in the nine months ended September 30, 2019 was primarily attributable to a decrease in the U.S. dollar

LIBOR interest rates. We entered into interest rate swap agreements with several banks for the purpose of reducing interest rate risk exposure associated with our overseas solar power projects. After the sale of two solar power projects in Mexico in the first quarter of 2020, there was no change in fair value of interest rate swap recognized in the second and third quarters of 2020.

Change in Fair Value of Convertible Senior Notes and Call Option

Our company issued US$85.0 million of 4.5% convertible senior notes due 2024 (the “Notes”) in May 2019 and we have elected to measure the Notes at fair value. We recognized an RMB516.7 million (US$76.1 million) loss from a change in fair value of the Notes in the nine months ended September 30, 2020, compared to a gain of RMB38.5 million in the same period of 2019. The loss (gain) in a period resulting a change in fair value of the Notes reflected an increase (decrease) in our ADS price in this period.

Concurrent with the issuance of the Notes in May 2019, we entered into a call option transaction with an affiliate of Credit Suisse Securities (USA) LLC. We accounted for the call option transaction as freestanding derivative assets in our consolidated balance sheets, which is marked to market during each reporting period. We recorded an RMB218.5 million (US$32.2 million) gain from a change in fair value of the call option in the nine months ended September 30, 2020, compared to a loss of RMB0.7 million in the same period of 2019. The gain (loss) in a period resulting from a change in fair value of the call option reflected an increase (decrease) in our ADS price in this period.

Convertible Senior Notes Issuance Costs

We did not incur any convertible senior notes issuance costs in the nine months ended September 30, 2020. We incurred costs of RMB18.6 million in the same period of 2019 in relation to the issuance of the Notes.

Income Tax Expenses

We recorded income tax expenses of RMB201.5 million (US$29.7 million) in the nine months ended September 30, 2020, increasing significantly from RMB57.0 million in the same period of 2019. The increase was mainly due to the higher income before income taxes generated in the nine months ended September 30, 2020 compared to the same period of 2019. The increase in the effective tax rate was mainly attributable to our subsidiaries in the United States, which were subject to higher income tax rate than our PRC subsidiaries and generated higher profits in the nine months ended September 30, 2020.

Equity in Loss of Affiliated Companies

We indirectly hold a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and account for this investment using the equity method. We also hold a 30% equity interest in Jiangsu Jinko-Tiansheng Co., Ltd, which processes and assembles PV modules as an OEM manufacturer, and account for this investment using the equity method. We recorded equity in loss of affiliated companies of RMB72.6 million (US$10.7 million) in the nine months ended September 30, 2020, compared with equity in loss of RMB80.6 million in the same period of 2019. The equity in loss primarily arose from a change in fair value of interest rate swap agreements purchased by Sweihan PV Power Company P.J.S.C.

Liquidity and Capital Resources

As of September 30, 2020, we had RMB5.77 billion (US$850.5 million) in cash and cash equivalents and RMB630.2 million (US$92.8 million) in restricted cash. We have entered into purchase and other agreements for (i) upgrading our production equipment, (ii) expanding our high-efficiency mono wafer production capacity with the construction of another 5 GW mono wafer production facility in Leshan, Sichuan Province, (iii) expanding our solar module production capacity with the construction of solar module production facilities in Chuzhou, Anhui Province and Yiwu, Zhejiang Province and (iv) expanding our high-efficiency mono wafer production capacity with the construction of a 10GW mono wafer production facility in China. Our capital commitments under these agreements amounted to

RMB2.04 billion (US$301.1 million) as of September 30, 2020, of which RMB1.75 billion (US$257.9 million) will be due in 2021.

As of September 30, 2020, we had total bank credit facilities available of RMB19.73 billion (US$2.91 billion) with various banks, of which RMB13.92 billion (US$2.05 billion) had been drawn down and RMB5.81 billion (US$855.8 million) were available. As of September 30, 2020, we had short-term borrowings (including the portion of long-term borrowings due within one year) of RMB10.15 billion (US$1.49 billion) and long-term borrowings (excluding the portion of long-term borrowings due within one year) of RMB4.91 billion (US$722.6 million). As of September 30, 2020, long-term loans in the amount of RMB1.42 billion (US$208.7 million) would be due for repayment after one year, but within five years. As of the same date, we pledged property of a net book value of RMB4.48 billion (US$659.4 million) to secure repayment of borrowings of RMB2.63 billion (US$386.7 million). In addition, we had repayment obligations under our convertible notes. As of September 30, 2020, we had outstanding convertible notes in the principal amount of US$182.9 million.

Our management believes that our current cash position, the cash expected to be generated from operations and funds available from borrowings under the bank credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this current report.

Cash Flows

Net cash used in operating activities in the nine months ended September 30, 2020 was RMB1.68 billion (US$248.1 million), consisting primarily of (i) an increase in inventory of RMB2.06 billion (US$303.6 million), (ii) a decrease in advance from third parties of RMB1.95 billion (US$286.8 million), (iii) disposal of long-term borrowings related to the project assets constructed for sale of RMB859.2 million (US$126.5 million) and (iv) an increase in notes receivable of RMB623.4 million (US$91.8 million). These factors were partially offset by (i) a decrease in project assets constructed for sale, net of incremental revenue, of RMB976.7 million (US$143.9 million), (ii) adding back the depreciation of property, plant and equipment of RMB829.0 million (US$122.1 million), (iii) adding back the change in fair value of convertible senior notes of RMB516.7 million (US$76.1 million) and (iv) a decrease in advances to suppliers of RMB491.2 million (US$72.3 million).

Net cash used in investing activities in the nine months ended September 30, 2020 was RMB2.16 billion (US$318.6 million), consisting primarily of (i) the purchase of restricted short-term investments of RMB6.79 billion (US$999.3 million), (ii) the purchase of property, plant and equipment of RMB2.19 billion (US$322.6 million), and (iii) the purchase of restricted long-term investments of RMB1.19 billion (US$175.5 million), partially offset by the maturity of restricted short-term investments of RMB7.34 billion (US$1.08 billion).

Net cash provided by financing activities in the nine months ended September 30, 2020 was RMB4.01 billion (US$591.0 million), consisting primarily of (i) an increase in net borrowings of RMB2.81 billion (US$414.4 million), (ii) an increase in capital contributions from non-controlling interests holder of RMB857.0 million (US$126.2 million), and (iii) an increase in notes payable to third party of RMB524.6 million (US$77.3 million), partially offset by the cash payment for finance lease and related deposit as lessee of RMB197.4 million (US$29.1 million).

We did not have any off-balance sheet arrangement as of September 30, 2020.

Recent Developments

In May 2020, we officially launched our 2020 flagship Tiger Pro module series. The module series could generate a maximum power output of up to 580Wp, which was 40% higher than current mainstream products installed in utility projects. All these high energy density modules used innovative multi-wire 9BB and TR tiling ribbon technology to reach significantly improved performance with a conversion efficiency of up to 21.6%.

In June 2020, our innovative Tiger Pro Series of high-efficiency modules received the world’s first IEC 61701 Ed. 3 (FDIS) certification for salt mist corrosion test issued by TÜV Nord AG, an independent provider of technical services for testing, inspection, certification, consultation and training.

In June 2020, the United States International Trade Commission issued a favorable final determination concluding our products did not infringe a patent asserted by Hanwha Q CELLS.

In June 2020, Mr. Ji Shao Guo was appointed as our Chief Human Resources Officer (CHO).

In July 2020, the maximum solar conversion efficiency of our large-area N-type monocrystalline silicon solar cells reached 24.79%, which set a world record for large-size contact-passivated solar cells. This result was independently confirmed by the Institute for Solar Energy Research in Hamelin (ISFH), Germany.

In August 2020, we unveiled our RE100 roadmap by providing detail on our approach to achieve 100% powered by renewables by 2025.

In August 2020, we launched our new generation of 610W Tiger Pro High-efficiency monocrystalline TR solar module and our BIPV solutions, Building Integrated Photovoltaics product series, which were unveiled at SNEC 2020 in Shanghai.

In August 2020, we signed a contract with Shanghai Electric Hongkong Co., Limited to supply approximately 1 GW of solar modules for Phase V of the Dubai Electricity and Water Authority Solar Park. This project is located in Dubai, and is part of the government’s sustainable development to support the Dubai Clean Energy Strategy 2050 with the goal of providing 75% of Dubai’s total power output from clean energy sources by 2050. We would supply its high efficiency Swan series modules, which would meet the high requirements of Dubai’s scorching temperatures and on the leveled cost of energy.

On August 21, 2020, we were ranked as a top solar brand in debt financed projects and named a most “bankable” PV manufacturer by Bloomberg New Energy Finance. Forty-nine global solar module manufacturers were ranked based on Bloomberg New Energy Finance’s global survey of key PV stakeholders assessing which module brands used in projects are most likely to obtain non-recourse debt financing from commercial banks.

In September 2020, we supplied Trung Nam Group with 611MW of Tiger bifacial transparent backsheet modules, which were installed at the Thuan Nam solar power plant project in Vietnam. Located in Thuan Nam, the Thuan Nam solar power plant project was one of the largest solar power projects by capacity that were using bifacial modules in both Vietnam and Southeast Asia.

In September 2020, we announced our intention to cooperate with ENEOS Corporation, Japan’s largest oil refiner, on the provision of solar modules for a Virtual Power Plant project. For this project, our high-efficiency monocrystalline products would be deployed and installed on the roof of gas stations connected to a cloud-based distributed power plant, and would become our first Virtual Power Plant project in Japan.

In September 2020, our board of directors approved a strategic plan to access China’s capital markets through our principal operating subsidiary Jinko Solar Co., Ltd. (“Jiangxi Jinko”). We had been considering the opportunity to list Jiangxi Jinko, after certain intragroup restructuring, on the Shanghai Stock Exchange’s Sci-Tech innovation board (the “STAR Market”), an exchange intended to support innovative companies in China, within the next three years. To qualify Jiangxi Jinko for a STAR Market listing and to raise additional capital to support its continuous expansion, our board of directors also approved an equity financing of Jiangxi Jinko.

In October 2020, the previously announced equity financing of Jiangxi Jinko was completed. Immediately after the closing, reputable Chinese third-party investors including China Industrial Bank Group, CIIT Asset Management Co., Ltd., YunShang Fund, Huaho Capital, and China Capital Management Co., Ltd., China Securities Investment Co., Ltd., together with our founders and senior management personnel, directly or through their investment arms, would collectively own approximately a 26.7% equity interest in Jiangxi Jinko. Following the closing of this transaction, we would actively prepare for the planned STAR Market listing of Jiangxi Jinko pursuant to relevant laws and regulations in China. We would remain the majority and controlling shareholder of Jiangxi Jinko after its STAR Market listing.

In November 2020, we and our subsidiary Sichuan Jinko signed a long-term purchase agreement with certain subsidiaries of Tongwei Co., Ltd. The raw materials procurement would ensure a stable supply of polycrystalline silicon in line with our strategic and operational plans. Under the agreement, we locked in nearly 100,000 metric tons of polycrystalline silicon, and both parties could negotiate additional purchases. The price for any additional order would be negotiated and determined based on market conditions.

In November 2020, our wholly-owned subsidiary JinkoSolar Sweihan (HK) Limited (“Sweihan HK”) entered into a share and debt purchase agreement with Jinko Power (HK) Company Limited (“Jinko HK”), an indirectly wholly-owned subsidiary of JinkoPower. Pursuant to the agreement, Sweihan HK will sell its 50% equity interest in Sweihan Solar Holding Company Limited (“Sweihan Holding”) to Jinko HK. Sweihan Holding holds a 40% equity interest in Sweihan PV Power Company P.J.S.C., the operating entity of a 1,200 MW photovoltaic power plant in Abu Dhabi (the “Sweihan Power Station”). Upon completion of the transaction, Jinko HK will indirectly hold a 20% equity interest in Sweihan PV Power Company P.J.S.C. The closing of this transaction is subject to, among other conditions, approvals by Emirates Water and Electricity Company, other shareholders of Sweihan Holding and Sweihan PV Power Company P.J.S.C., and the project finance lenders.

In December 2020, Mr. Longgen Zhang resigned as our director and Mr. Haiyuan (Charlie) Cao was appointed as our director.

In connection with its proposed listing on the STAR Market, relevant PRC law requires that the senior management of Jiangxi Jinko be different from that of its controlling shareholder, our company. Accordingly, in December 2020, our board of directors approved the following changes to our senior management: (i) Mr. Kangping Chen, Mr. Gener Miao, Dr. Jiun-Hua Allen Guo, Mr. Shaoguo Ji and Dr. Hao Jin resigned as chief executive officer, chief marketing officer, chief operating officer, chief human resources officer and chief technology officer of our company, respectively, while retaining the same roles at Jiangxi Jinko (which runs substantially all of our business); and (ii) Mr. Xiande Li, our founder and the chairman of our board of directors, was additionally appointed as our chief executive officer. We do not believe these changes will have material impact on our business operations, because the relevant management members will continue performing their previous responsibilities at Jiangxi Jinko and our chief executive officer and chief financial officer will continue managing the overall business of our company under the direction of our board of directors.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars herein, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2020, which was RMB6.7896 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated herein are calculated based on Renminbi.